Westmoreland Resource partners, LP
An Affiliate of WESTMORELAND COAL COMPANY

June 7, 2016

VIA EDGAR

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NEMail Stop 3561
Washington, D.C. 20549

Re:     Westmoreland Resource Partners, LP
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 14, 2016
File 001-34815

Dear Mr. Reynolds:
We are responding to your comment letter, dated May 25, 2016, relating to the Form 10-K for Fiscal Year Ended December 31, 2015, filed by Westmoreland Resource Partners, LP (“WMLP” or “the Partnership”).
For ease of reference we have repeated your comments in bold and italicized text that precedes each response, and have separated your comments and applicable response by paragraph, sentence or phrase.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 1. Business, page 4

1.	Please tell us if your mineral reserves are reported as recoverable reserves and, if so, modify future filings to clarify.
Response

1.
In accordance with paragraph 5 of Instruction to Item 102 in Regulation S-K, our coal reserves estimates are reported as recoverable proven and probable reserves[1] in our Annual Report on Form 10-K. In our Annual Report on Form 10-K in Part I – Introduction, we define “the term “coal reserve” as used in this Annual Report means proven and probable reserves that are the part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination as prescribed by SEC rules.”

In future filings, we will remove the term “recoverable reserves” from the Glossary of Selected Terms in Part 1, Item 1. Business as the term “recoverable reserves” is not used elsewhere throughout the document.

__________________________________________________
1 Instructions to paragraph (b) (5) of Industry Guide 7 states: “It should be stated whether the reserve estimate is of in-place material or of recoverable material. Any in-place estimate should be qualified to show the anticipated losses resulting from mining methods and beneficiation or preparation.”

9540 South Maroon Circle, Suite 200, Englewood, CO 80112 Phone: (303) 922-6463 Toll Free (855) 922-6463 www.westmoreland.com

2.
Mineral reserves must be economic at the time of reserve determination pursuant to Paragraph (a) (1) of Industry Guide 7. Please tell us how you assess the economic viability of the reserves at each of your mines and in future filings include additional disclosure in this regard.

Response

2.	In accordance with Paragraph (a) (1) of Industry Guide 7, we will include the following disclosure in future filings:
Revised Disclosure:
Part I - Item 1. Business - Properties
“Our reported proven and probable coal reserves are those we believe can be economically and legally extracted or produced at the time of the filing of this Annual Report on Form 10-K. In determining whether our proven and probable coal reserves meet this economic and legal standard, we take into account, among other things, our potential ability or inability to obtain mining permits, the possible necessity of revising mining plans, changes in future cash flows caused by changes in estimated future costs, changes in mining permits, variations in quantity and quality of coal, and varying levels of demand and their effects on selling prices.”

3.
We note your disclosure of mineral reserves for your Kemmerer property. Please forward to our engineer as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

•	Acreage breakdown by owned, leased or other.

•	Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

•	Drill-hole maps showing drill intercepts.

•	Justifications for the drill hole spacing used at various classification levels.

•	General cross-sections that indicate the relationship between coal seams, geology, and topography.

•	A detailed description of your procedures for estimating “reserves.”

•	The specific criteria used to estimate reserves.

•	An indication of how many years are left in your longest-term mining plan for each reserve block.

•	Site specific economic justification for the criteria you used to estimate reserves.

•	Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

•	Third party reviews of your reserves that were developed within the last three years.

•	Any other information needed to establish legal, technical and economic feasibility.
Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.
Response

3.
Included with this letter is a CD-ROM (the “CD”) which contains various confidential pdf files regarding the Kemmerer mine. As further detailed in the accompanying confidential treatment request letter, we respectfully request that the information contained within the CD be given confidential treatment under Rule 12b-4 and Rule 83 of the SEC’s Rules of Practice, and as such, with regard to the supplemental information requested, our responses below have been redacted in accordance with our request for confidential treatment. Please refer to the notes provided below (in red) to assist you in your review:

•	Acreage breakdown by owned, leased or other.
[****]

•	Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.
[****]

•	Drill-hole maps showing drill intercepts.
[****]

•	Justifications for the drill hole spacing used at various classification levels.
[****]

•	General cross-sections that indicate the relationship between coal seams, geology, and topography.
[****]

•	A detailed description of your procedures for estimating “reserves.”
[****]

•	The specific criteria used to estimate reserves.
[****]

•	An indication of how many years are left in your longest-term mining plan for each reserve block.
[****]

•	Site specific economic justification for the criteria you used to estimate reserves.
[****]

•	Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.
[****]

•	Third party reviews of your reserves that were developed within the last three years.
[****]

•	Any other information needed to establish legal, technical and economic feasibility.
[****]

4.	Please disclose the capacity and utilization for each of your preparation plants pursuant to the Instructions to Item 102 of Regulation S-K.
Response

4.
In accordance with the Instructions to Item 102 of Regulation S-K, we will revise the disclosure in Part 1 – Item 1. Business – Preparation Plant, Blending Facilities and Equipment, of our Annual Report on Form 10-K, to reflect the following edits (noted in red) in future filings:

Revised Disclosure:
Part I - Item 1. Business – Preparation Plant, Blending Facilities and Equipment
“Depending on coal quality and customer requirements, some raw coal may be shipped directly from the mine to the customer. However, the quality of some raw coal does not allow direct shipment to the customer without putting the coal through a preparation process that physically separates impurities from the coal. This processing upgrades the quality and heating value of the coal by removing or reducing sulfur and ash-producing materials, but it entails additional expense and results in some loss of coal. Coals of various sulfur and ash contents can be mixed, or “blended,” at a preparation plant or loading facility to meet the specific combustion and environmental needs of customers. Coal blending helps increase profitability by meeting the quality requirements of specific customer contracts, while maximizing revenue through optimal use of coal inventories. Blending is typically done at one of our four blending facilities:

•	our Barb Tipple blending and coal crushing facility, adjacent to a customer’s power plant near Coshocton, Ohio;

•	our Strasburg preparation plant near Strasburg, Ohio, has a throughput capacity of 200 tons of raw coal per hour and operated at an 62.5% utilization rate in 2015;

•
our Conesville preparation plant in Coshocton County, Ohio, located adjacent to a customer’s power plant, has a throughput capacity of 500 tons of raw coal per hour and operated at an 83.0% utilization rate in 2015; or

•	our Bellaire river terminal on the Ohio River in Bellaire, Ohio.
Currently, we own or lease most of the equipment utilized in its mining operations and employ preventive maintenance and rebuild programs to ensure that its equipment is well maintained. The mobile equipment utilized at our mining operations is replaced on an on-going basis with new, more efficient units based on equipment age and mechanical condition.”
Please advise me at (740) 622-6302 ext 125 if you have any further questions or comments. Please e-mail any additional written comments to my attention at MMeyer@westmoreland.com.
Very truly yours,

Westmoreland Resource Partners, LP

/s/ Michael J. Meyer
Controller and Principal Accounting Officer

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